Filed Pursuant to Rule 433

Registration Statement No. 333- 231502

Issuer Free Writing Prospectus dated August 12, 2019

Pricing Term Sheet

Hallmark Financial Services, Inc.

6.250% Senior Unsecured Notes due 2029

This term sheet to the preliminary prospectus supplement, dated August 12, 2019 (the “Preliminary Prospectus Supplement”), should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Hallmark Financial Services, Inc.

Expected Rating*:	A.M. Best: bbb-

Security:	6.250% Senior Unsecured Notes due 2029 (the “Notes”)

Aggregate Principal Amount:	$50,000,000

Net Proceeds (Before Expenses):	$49,250,000

Trade Date:	August 12, 2019

Settlement Date**:	August 19, 2019 (T+5)

Maturity Date:	August 15, 2029
Interest Payment Dates:	Semi-annually on each February 15 and August 15, commencing on February 15, 2020
Coupon (Interest Rate):	6.250% per annum, computed on the basis of a 360-day year of twelve 30-day months, from August 19, 2019.
Price to Public:	100.000% of the principal amount, plus accrued interest if any, from August 19, 2019

Yield to Maturity:	6.250%

Optional Redemption Provisions:
Make-Whole Call:	At any time prior to May 15, 2029 at the applicable Treasury Rate plus 50 basis points.
Par Call:	On or after May 15, 2029

Denominations:	$1,000 and increments of $1,000 in excess thereof

Distribution:	SEC Registered

CUSIP / ISIN:	40624Q AB0 / US40624QAB05

Book-Running Manager:	Raymond James & Associates, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect that delivery of the Notes will be made against payment therefor on or about August 19, 2019, which will be the fifth business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date of delivery will be required, by virtue of the fact that the Notes initially will settle in T+5 business days, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, Raymond James & Associates, Inc. can arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling Raymond James & Associates, Inc. at 1-800-248-8863.

Any disclaimer or other notice that may appear below are not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent via email or another communication system.